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Exhibit 8.1

Significant Subsidiaries	Country of Operation	Issued and fully paid share capital*	Proportion of capital held	Nature of business/activity
		(number of shares)
1. Gala Group Investments Limited	UK	3,070,115,060	100%	Intermediate holding company
2. Gala Group Finance Limited	UK	2	100%	Intermediate holding company
3. Gala Holdings Limited	UK	229,486,661	100%	Intermediate holding company
4. Gala Casinos Limited	UK	117,300,011	100%	Casino holding and trading company
5. Gala Leisure Limited	UK	100	100%	Bingo trading and head office services
6. Gala Interactive Limited	UK	2	100%	Online bingo and casino
7. Eventday Limited	UK	100	100%	Casino holding company

*
All shares are at nominal value £1.00 per share except for shares of Gala Group Investments Limited which are at 1p per share.

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  Exhibit 8.1